

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2010

Solarflex Corp.
113 Barksdale Professional Center
Newark, Delaware 19711

> **Re: Solarflex Corp.**
> **Registration Statement on Form S-1**
> **Filed July 12, 2010**
> **File No. 333-168068**

Ladies and Gentlemen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Facing Page

1.   We note your statement that you intend to commence the sale of your securities within one month after your registration statement is effective. Please provide us your analysis of how you are eligible to delay your offering consistent with Rule 415.

Prospectus Cover Page

2.   We note your response to prior comment 3 that you determined the offering price "to a large extent arbitrarily." Because a determination can be either arbitrary or not, please revise your disclosure here and in the Determination of Offering Price section to clarify whether the determination was arbitrary.

3.   We note your revised disclosure in response to prior comment 5. Please expand the cover page to disclose the date the offering will end. In this regard, please note that prior

comment 5 asked for you to disclose a date, not merely a time period from which investors must calculate the date.

Our Company, page 5

4.   We note your response to prior comment 9. Where you retain references in the summary disclosure to the "improvement in efficiency" or "lower cost" of your technology, please revise to clarify the product or technology against which you are comparing your technology.

If we are unable to obtain funding for development of a valid prototype, page 9

5.   We note your response to prior comment 17. Please tell us, with a view to disclosure, whether the $18,500 in net proceeds mentioned in this risk factor represents the "required substantial additional capital" mentioned in the second risk factor on page 9 that will be needed to "arrange for the marketing and sale of [y]our product" following development of a prototype. If substantial additional capital is required in excess of the $18,500 in net proceeds for this purpose, then revise to quantify the required "substantial additional capital" in the second risk factor on page 9.

We do not have sufficient cash to fund our operating expenses, page 9

6.   We note your revised disclosure in response to prior comment 18 that your directors have committed to loan you in the aggregate up to $10,000 to cover your costs to comply with the federal securities laws over the next twelve months. Please disclose the material terms of the commitments and file the documents, if any, evidencing the commitments as exhibits to the registration statement. Please also revise the appropriate sections of your document to describe the material terms of these commitments.

We are a small company with limited resources, page 10

7.   We note the revision made in response to prior comment 19; however, your revised disclosure continues to mitigate the risk described in this risk factor. Therefore, we reissue prior comment 19 to eliminate the mitigating language.

We may be subject to intellectual property litigation, page 12

8.   Please clarify why you do not know whether existing patents prohibit or limit your ability to develop and market your potential product.

9.   We note that you describe your potential product here as an "adapter." In an appropriate section of your document, please clarify how the product functions as an adapter.

State securities laws may limit secondary trading, page 15

10. We note your response to prior comment 25. However, it is unclear why you now refer in the second sentence of this risk factor to securities "to be resold by selling stockholders under this registration statement."

You will experience an immediate and substantial dilution, page 15

11. We note your response to prior comment 14. Please tell us with specificity where you revised the disclosure to compare the offering price per share with the weighted average price per share paid by your existing shareholders in February 2010.

Use of Proceeds, page 16

12. Regarding your response to prior comment 26:

- Add a table to set forth clearly the principal purposes for which the net proceeds to the registrant are intended to be used and the approximate amount intended to be used for each such purpose.
- Disclose the purposes and uses at each of the ranges of proceeds mentioned on page 23.

Determination of Offering Price, page 16

13. We note your response to prior comment 28. Please reconcile your statement that no valuation or appraisal has been prepared with your reference to "management's valuation" in the penultimate risk factor on page 14. Provide us a copy of any valuation analysis.

Dilution, page 17

14. We note your response to prior comment 30; however, we do not see where you have provided the tangible book value per share before the offering as required by Item 506 of Regulation S-K. Specifically, we note that the tangible book value per share presented here is adjusted to include the effects of the proposed offering. Therefore, we reissue our prior comment.

15. We note your response to prior comment 31; however, the disclosure on page 31 concerning the public contribution does not include the dilution that would occur at each range mentioned in the last paragraph on page 17. Therefore, we reissue the first sentence of prior comment 31.

16. We note that your historical net tangible book value includes consideration of $25,000 of deferred offering costs. Please explain to us why you believe these are tangible assets that should be included in the calculation.

Photovoltaic Element Technology, page 19

17.   We note your response to prior comment 37. Given that you disclose that you have yet to develop a prototype, please clarify what was involved in designing and patenting the technology to date.

Plan of Operation, page 22

18.   We note your response to prior comment 43. Please disclose the cost to develop and produce a prototype.

Directors and Executive Officers, page 26

19.   We note your response to prior comment 46. Please expand your disclosure to address specifically how Mr. Kaktinieks was "involved in obtaining funding for projects and companies from several European Union funding initiatives from 2004 through 2010."

Certain Relationships and Related Transactions, page 29

20.   We note your response to prior comment 48. Please disclose the portion of the $29,915 loan mentioned in the last paragraph that came from each of your directors.

Our Common Stock, page 31

21.   Please tell us about when you can make calls and assessments on your stock as mentioned in Article X Section 6 of exhibit 3.2 to your registration statement.

Section 15(G) of the Exchange Act, page 34

22.   Please provide us the authority which you believe provides the exemptions that you cite in the second sentence.

Indemnification for Securities Act Liabilities, page 34

23.   Please tell us which section of your Certificate of Incorporation you are describing in the first sentence of this section. Also, tell us why this section does not describe Article XII of your bylaws.

Exhibits

24.   Please note that the text of your exhibits should not be presented as a graphic or image file. See the last sentence of Regulation S-T Item 304(e). Please re-file your exhibits accordingly.

Exhibit 99.1

25.   We note your response to prior comment 59. Please provide us your analysis of how the representations that you are requiring investors to make when they sign the agreement you filed as exhibit 99.1 are consistent with Section 14 of the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact David Burton at (202) 551-3626 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief